June 26, 2020

Via E-mail
Joshua Davidson, Esq.
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002

        Re:    Summit Midstream Partners, LP
               Schedule TO-I
               Filed June 19, 2020
               File No. 5-87135

Dear Mr. Davidson:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Partnership's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Exchange Offer, unless otherwise indicated.

Offer to Exchange

General

1. Please advise us why the Exchange Offer is not subject to Exchange Act Rule 13e-3.
        While we note that the Series A Preferred Units are not a class of securities registered under Exchange Act section 12, it is unclear if such class is subject to Exchange Act section 15(d). Refer to Exchange Act Rule 13e-3(a)(3)(ii)(A).

Fractional Common Units, page 29

     2. We note the disclosure on page 29 and elsewhere that the Partnership "will not issue fractional Common Units in the Exchange Offer. If any fractional Common Unit would
 Joshua Davidson, Esq.
Baker Botts L.L.P.
June 26, 2020
Page 2


        be issuable to a participating holder upon the exchange of its Series A Preferred Units, the number of Common Units to be issued to such participating holder will be rounded down to the nearest whole number." Please advise how this is consistent with the requirements of Exchange Act Rule 13e-4(f)(8)(ii).

Conditions to the Exchange Offer, page 32

3. The first paragraph of this section finishes with the phrase "waived by us in our reasonable discretion." With a view towards disclosure, please advise us as to the meaning and purpose of the language "reasonable discretion" in this context.

4. Refer to the first bullet point on page 33. A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the bidder. To avoid the potential implication that that the condition may be triggered at the election of the Partnership or that the Partnership may conduct an illusory offer in potential contravention of Exchange Act Section 14(e), please advise us, with a view towards revised disclosure, what consideration was given to quantifying a "material adverse change" in the price of the Partnership's Common Units so that holders would have a more ascertainable and objective standard against which the Partnership's determination of whether this condition has been triggered may be judged. For example, please advise us what consideration was given to quantifying a percentage decrease or increase in the Common Units as measured against the price of such Units as of close of trading on the NYSE immediately preceding the commencement of the Exchange Offer.

5. Refer to the last bullet point on page 33. Please advise us, with a view toward revised disclosure, whether or not such condition has become operative given the continuing adverse economic developments linked to the COVID-19 viral outbreak and recent reports regarding new Covid-19 cases and hospitalizations increasing in many states, including in Texas and Florida. To the extent such condition has been determined not to be operative, please advise us, with a view towards revised disclosure, of the measurement date against which such condition should be evaluated. Please also advise us what would constitutes a material worsening of such condition as it relates to Covid-
        19.

6. To the extent the Partnership concludes that condition referenced in the preceding comment has occurred, please advise us, with a view toward revised disclosure, whether or not the condition has been waived or a decision has been made to terminate the offer.
        Please also advise us whether or not a material change has occurred under Exchange Act
        Rules 13e-4(e)(3), 13e-4(c)(3) and 13e-4(d)(2), and if so, how the
Partnership intends to
        effectuate compliance with those rules.

     7. We note the following statement on page 33: "If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right
 Joshua Davidson, Esq.
Baker Botts L.L.P.
June 26, 2020
Page 3


       will be deemed an ongoing right that we may assert at any time or at various times with respect to the Exchange Offer prior to its expiration." This language suggests that if a condition is triggered and the Partnership fails to assert the condition, the Partnership will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Partnership decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Partnership may be required to extend the Offer and recirculate new disclosure to security holders. Please confirm the Partnership's understanding that if an Offer condition is triggered, the Partnership will notify shareholders whether or not it has waived such condition. In addition, when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Partnership should inform holders how it intends to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Partnership's understanding in your response letter.

                                            *    *    *

        We remind you that the Partnership and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                              Sincerely,

                                                              /s/ Perry Hindin

                                                              Perry Hindin
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions